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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                     Washington, D.C.  20549         ----------------------
                                                     OMB Number: 33235-0145
                                                     Expires: October 31, 1995
                                                     Estimated average burden
                                                     hours per form.......14.90
                              SCHEDULE 13D
                                                    ----------------------------




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   5  )*
                                           -----


                           Seattle FilmWorks, Inc.**
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  81257210**
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                                (CUSIP Number)



 Gary Christophersen, 1260 16th Avenue West, Seattle, WA 98119 (206) 281-1390
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 29, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing Person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)
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                                 SCHEDULE 13D

- -----------------------                                  ---------------------

  CUSIP NO.  81257210                                      PAGE 2 OF 6 PAGES
             --------

- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gary R. Christophersen
              SS ####-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]


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      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR(e)                                  [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
             U.S.A
- ------------------------------------------------------------------------------

                          SOLE VOTING POWER  205,204.5
                     7    This amount represents shares of Common Stock
     NUMBER OF            subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
      SHARES              within 60 days of February 29, 1996.
                   -----------------------------------------------------------
                          SHARED VOTING POWER  476,095.5
   BENEFICIALLY      8    Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER  205,204.5
                     9    This amount represents shares of Common Stock
    REPORTING             subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
                          within 60 days of February 29, 1996.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  476,095.5
       WITH          10   Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   681,300
 11 (includes 205,204.5 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of February 29, 1996)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14     IN

===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                 ------------

Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996.

                                 AMENDMENT #5
                                 ------------

     This Amendment #5, to the Schedule 13D effective as of September 22, 1989, shows that Gary Christophersen's beneficial ownership of common stock (the "Common Stock") of Seattle FilmWorks, Inc. (the "Issuer") has decreased from 8.7% at March 1, 1994 to 6.3% at February 29, 1996. The change in Mr. Christophersen's beneficial ownership is due to several unrelated transactions, no one of which involved an increase or decrease of more than 1% of the Common Stock, including (i) the sale by Mr. Christophersen of 47,250 shares on the open market (occurring between March 1 - 9, 1994), (ii) the sale by Mr. Christophersen of 6,750 shares on the open market (occurring on December 5, 1994), (iii) the gift by Mr. Christophersen of 18,630 shares (occurring on December 20, 1994), (iv) the sale by Mr. Christophersen of 41,625 shares on the open market (occurring on February 13, 1995), (v) the sale by Mr. Christophersen of 16,875 shares on the open market (occurring on February 14, 1995), (vi) the sale by Mr. Christophersen of 12,375 shares on the open market (occurring on February 17, 1995), (vii) the sale by Mr. Christophersen of 4,500 shares on the open market (occurring on February 21, 1995), (viii) the sale by Mr. Christophersen of 5,625 shares on the open market (occurring on February 28, 1995), (ix) the sale by Mr. Christophersen of 15,750 shares on the open market (occurring on March 1, 1995), (x) the sale by Mr. Christophersen of 14,625 shares on the open market (occurring on March 9, 1995), (xi) the sale by Mr. Christophersen of 19,125 shares on the open market (occurring on March 10, 1995), (xii) the vesting of 16,875 options (occurring on March 24, 1995), (xiii) the exercise by Mr. Christophersen of an option to purchase 33,750 shares (occurring on August 4, 1995), (xiv) the sale by Mr. Christophersen of 6,000 shares on the open market (occurring on September 12, 1995), (xv) the sale by Mr. Christophersen of 12,750 shares on the open market (occurring on September 15, 1995), (xvi) the gift by Mr. Christophersen of 14,625 shares (occurring on December 18, 1995), (xvii) the sale by Mr. Christophersen of 15,000 shares on the open market (occurring on February 13, 1996), (xviii) the sale by Mr. Christophersen of 17,250 shares on the open market (occurring on February 21, 1996), (xix) the sale by Mr. Christophersen of 12,750 shares on the open market (occurring on February 22, 1996), (xx) the sale by Mr. Christophersen of 30,000 shares on

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the open market (occurring on February 27, 1996), (xxi) the sale by Mr.
Christophersen of 18,000 shares on the open market (occurring on February 28, 1996) and (xxii) the sale by Mr. Christophersen of 12,000 shares (occurring on February 29, 1996).

Item 1.   Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

     Between March 1, 1994 and March 9, 1994, Mr. Christophersen sold 47,250 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On December 5, 1994, Mr. Christophersen sold 6,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On December 20, 1994, Mr. Christophersen gifted 18,630 shares. He received no funds for such gift.

     On February 13, 1995, Mr. Christophersen sold 41,625 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 14, 1995, Mr. Christophersen sold 16,875 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 17, 1995, Mr. Christophersen sold 12,375 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 21, 1995, Mr. Christophersen sold 4,500 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 28, 1995, Mr. Christophersen sold 5,625 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On March 1, 1995, Mr. Christophersen sold 15,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

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     On March 9, 1995, Mr. Christophersen sold 14,625 shares on the open market.
The funds received by Mr. Christophersen became his personal funds.

     On March 10, 1995, Mr. Christophersen sold 19,125 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On August 4, 1995, Mr. Christophersen exercised an option to purchase 33,750 shares. Mr. Christophersen used his personal funds to pay for such shares.

     On September 12, 1995, Mr. Christophersen sold 6,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On September 15, 1995, Mr. Christophersen sold 12,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On December 18, 1995 Mr. Christophersen gifted 14,625 shares. Mr. Christophersen received no funds as a result of such gift.

     On February 13, 1996 Mr. Christophersen sold 15,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 21, 1996 Mr. Christophersen sold 17,250 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 22, 1996 Mr. Christophersen sold 12,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 27, 1996 Mr. Christophersen sold 30,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 28, 1996 Mr. Christophersen sold 18,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     On February 29, 1996 Mr. Christophersen sold 12,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

     In consideration of Mr. Christophersen's continuing service to the Issuer, the Issuer periodically grants to him options to purchase Common Stock. As of February 29, 1996,

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Mr. Christophersen held options to purchase 205,204.5 shares of Common Stock that were currently exercisable or exercisable within 60 days. Should Mr. Christophersen choose to exercise all or part of these options, he anticipates that he would use his personal funds.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in securities of the Issuer.

     (a) As of February 29, 1996, Gary Christophersen beneficially owned 6.3% (681,300 shares) of the outstanding stock of the Issuer, which includes 205,204.5 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of February 29, 1996. This percentage is computed based on Mr. Christophersen's knowledge of the stock records of the Issuer.

     (b) Mr. Christophersen has shared voting and investment power with respect to 476,095.5 shares of Common Stock (Mr. Christophersen holds these shares in joint tenancy with his wife), and sole voting and investment power with respect to 205,204.5 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of February 29, 1996. Should Mr. Christophersen exercise his options to purchase Common Stock when all of his options become exercisable within 60 days as of February 29, 1996, he will have shared voting and investment power with respect to 681,300 shares of Common Stock. Mr. Christophersen would hold these shares in joint tenancy with his wife.

     (c)  No change.

     (d)  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Mr. Christophersen has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the laws of descent and distribution.

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Item 7.   Material to be Filed as Exhibits.

     None.

                                       8
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Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_________________________________
Date

                                        ____________________________________
                                        Signature


                                        Gary R. Christophersen
                                        ------------------------------------


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